Exhibit 21.1

List of Subsidiaries of Legacy Education Alliance, Inc.

Domestic Subsidiaries	Jurisdiction of Formation
American Homebuyer Alliance Inc.	Wyoming
Coral Aviation Inc.	Delaware
Costa Rica Management, Inc.	Florida
EEA Brands, Inc.	Colorado
Legacy Education Alliance Holdings, Inc.	Colorado
Real Market Masters Education, Inc.	Florida
Rich Dad Education, Inc.	Florida
SBC Building LLC	Florida
Speaker Services of America Inc.	Florida
Tigrent Learning Inc.	Florida
Tigrent Enterprises Inc.	Nevada
Tigrent Communications Inc.	Wyoming
Tigrent Holdings Inc.	Colorado
Tigrent eLearning Inc.	Colorado
Tranquility Bay of SW Florida LLC	Florida

Foreign Subsidiaries	Jurisdiction of Formation
Rich Dad Education Ltd. (Canada)	Canada
Rich Dad Education Ltd. (UK)	United Kingdom
Tigrent Learning Canada Inc.	Canada
Tigrent Learning UK Ltd.	United Kingdom